FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 6, 2012.

Ger. Gen. N° 148/2012.

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following significant event: at its extraordinary meeting held today, Enersis S.A.’s Board of Directors agreed to summon an Extraordinary Shareholders’ Meeting (“ESM”) in order to take a decision on the ongoing capital increase operation, in the same terms that was proposed by our parent company Endesa, S.A. (“Endesa España”) as a single operation.  In such meeting, shareholders would be informed about other subjects not related to the capital increase.  Such ESM will be held on December 20, 2012, at 12:30 p.m. (Santiago time), in the “Las Américas” room of the Intercontinental Hotel, located in Vitacura Avenue 2885, Las Condes, Santiago.

The issues that will be submitted to the knowledge and decision of the ESM are the following, which may be discussed in the order determined by the ESM, therefore the agreements to be adopted will be duly consistent:

1.  To approve, in accordance with the terms of Title XVI of Law 18,046 of the Chilean Companies Act ("LSA", in its Spanish acronym), the related parties transaction, which consists of the capital increase described in the following points of this notification, taking into consideration the information that for this effect is available to shareholders at the Company’s headquarters and on the Company’s website: www.enersis.cl.

2.  To increase the issued capital by an amount in Chilean Pesos, the legal currency of Chile, which will not be lower than US$ 5,915 million nor higher than US$ 6,555 million at an exchange rate of Ch$ 482.29 per US Dollar, or by the amount that the ESM determines.  This capital increase will be accomplished via the issuance of the number of shares that will be determined for this effect.  All the shares that will be issued will be nominative and ordinary from a single special series without preference and without nominal value, to be called Series B.  This Series B will have exactly the same rights as the shares already issued, with the only one exception of their exchange rights.  Series B will be created with the single purpose of differentiating these new shares from those already issued, since all of the latter are governed by the Exchange Convention agreed to on September 24, 2008 between Enersis S.A. (the “Company”), Citibank N.A. and the Chilean Central Bank.

3.  To approve those non-monetary contributions that may be capitalized and their respective contribution values, submitting to discussion for the effects of articles 15 and 67 No. 6 of the LSA the estimations included in the independent appraisal reports issued by Mr. Eduardo Walker H., by IM Trust and by Claro y Asociados.  These reports are available to shareholders on the Company’s website: www.enersis.cl and at the Company’s headquarters.  Therefore, the shares that are issued as part of  the capital increase will be paid in cash and with the contribution of ownership of all the equity interests of Cono Sur Participaciones S.L. (“Conosur”), a company that will group together the shares detailed in the aforementioned reports.

4.  To agree on a subscription’s price of the shares that are issued or rather to establish a formula and, in the latter case, to delegate to the Board of Directors the final decision about such price, as long as the subscription is started within the 180 days following the date of the ESM, in accordance with article 23 of the Chilean Companies Rule.  Bearing in mind the resulting subscription’s price, the Board of Directors must offer the quantity of shares corresponding to the number of shares that is strictly necessary so that, in relation to such price, the amount of the capital increase is obtained.  Information will be made available about the treatment that will be given to the issuing and subscription cost of the shares issued, as well as the amount of the shares issued.

5.  To establish that the share subscription offer must be made in the first instance within the preemptive subscription period established in article 25 of the LSA, and the remaining shares not subscribed within that period must be offered in a remaining subscription period, at values not lower, nor in more advantageous conditions, than those offered in the preemptive subscription period.  Additionally, to agree to the deadlines within which the shares must be issued, subscribed and paid.

6.  To approve that all the share subscription contracts are subject to the fulfillment of a conditional clause whereby the interested parties should subscribe and paid, whether during the preemptive subscription period or during the remaining subscription period, at least a quantity of shares that makes it possible for the parent company Endesa España to subscribe and pay for the total amount of shares that corresponds to it in accordance with the pro-rata, without exceeding the legal and by-laws threshold of 65% of the outstanding issued shares with voting rights.  In the event that the total amount of shares subscribed and paid implied that Endesa España exceeded this threshold, the clause would be understood automatically failed and all the share subscription contracts would not produce any legal effect and would be returned to the subscribers their amounts.

7. To approve the use of proceeds arising from the capital increase.

8.- To amend articles fifth (permanent) and second (transitional) of the Company’s by-laws according to the agreements adopted in the ESM on the capital increase and to authorize the Company’s management to provide a consolidated and updated by-laws.

9.- To agree on those other aspects of the described capital increase operation that the ESM and deem the case approve, being accessories or functional to the aforementioned operation.

10.- To adopt all necessary agreements conducive and convenient for the development and implementation of the respective decisions adopted by the ESM, including, but not limited to determine the form, time and method of subscription of shares for the capital increase; registration of the issue of shares in the Securities Registry; term issue, subscription and payment of shares; establish the procedure for the subscription of the remaining shares that are not subscribed within the preemptive subscription period; or broadly empower the Board of Directors to all these effects, as well as to enable it to take any agreements required to complete or comply with decisions reached by the ESM, or to meet any legal, regulatory or administrative provision or requirement of the Superintendence of Securities and Insurance, the Securities and Exchange Commission of the United States of America, Internal Revenue Service, or in general, any other public authority, authorizing to the CEO, the Deputy CEO and Attorney of the Company to any one individual acting they make all the measures, proceedings and legal acts which are necessary or convenient to carry out the aforementioned.

11.  To Ratify the Third Private Rating Agency Designated by the Board of Directors of the Company.

12. Following informative matters not related to the capital increase:

12.1  Request from the Public Company Accounting Oversight Board (PCAOB) of the United States of America to the Company’s External Auditor, Ernst & Young;

12.2  Agreements on operations with related parties governed by Title XVI of the LSA, adopted after the last Ordinary Shareholders’ Meeting and other Board’s agreements that must be reported.

None of the aforementioned propositions prevent the ESM, in its full powers, from accepting, rejecting, modifying them or from agreeing to something different, as the case may be.

The shareholders are informed that the Board of Directors has agreed that the qualification of Powers of Attorney will take place on December 17, 18 and 19, 2012 at the Company’s headquarters, located at Santa Rosa 76, Santiago Centro, from 9:30 to 12:30 and from 15:30 to 18:00 (Santiago time), and on the same day as the ESM, between 11:30 and 12:30, at the same place as the meeting will be held.  The day of the ESM, the Powers of Attorney will only be received until 12:30 p.m., when the reception of these will be closed; therefore, only Powers of Attorney received before that time will qualify.

The shareholders may obtain a complete copy of the documents that explain and detail the matters that are submitted for the information and decisions of the ESM at the Company’s headquarters, located at Santa Rosa 76, 15th Floor  (Investments and Risk Department), Santiago, Chile, fifteen days before the meeting is held, as well as at the Company’s website.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 7, 2012